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                       ASSET PURCHASE AND SALE AGREEMENT

                                  Dated as of

                                August 4, 1998

                                    between

                           SV DISTRIBUTION COMPANY

                                      and

                      AMERICAN EDUCATIONAL PRODUCTS, INC.


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
                               TABLE OF CONTENTS

SECTION 1:  GENERAL DEFINITIONS. . . . . . . . . . . . . . . . . . . . . . -1-
1.1  Best Knowledge. . . . . . . . . . . . . . . . . . . . . . . . . . . . -1-
1.2  Effective Date. . . . . . . . . . . . . . . . . . . . . . . . . . . . -1-
1.3  Governmental Authority. . . . . . . . . . . . . . . . . . . . . . . . -1-
1.4  Governmental Requirement. . . . . . . . . . . . . . . . . . . . . . . -1-
1.5  Legal Requirements. . . . . . . . . . . . . . . . . . . . . . . . . . -2-
1.6  Management Agreement. . . . . . . . . . . . . . . . . . . . . . . . . -2-
1.7  Person. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -2-
1.8  Section.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -2-
1.9  Taxes.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -2-

SECTION 2:  PURCHASE AND SALE OF ASSETS. . . . . . . . . . . . . . . . . . -2-
2.1  Description of Assets . . . . . . . . . . . . . . . . . . . . . . . . -2-
2.2  Excluded Assets.. . . . . . . . . . . . . . . . . . . . . . . . . . . -3-
2.3  Allocation of Purchase Price. . . . . . . . . . . . . . . . . . . . . -4-
2.4  No Assumption of Liabilities. . . . . . . . . . . . . . . . . . . . . -4-
2.5  Labor Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . -5-
2.6  Taxes and Other Costs . . . . . . . . . . . . . . . . . . . . . . . . -5-
SECTION 3.     PURCHASE PRICE. . . . . . . . . . . . . . . . . . . . . . . -5-
SECTION 4:  CLOSING. . . . . . . . . . . . . . . . . . . . . . . . . . . . -6-
4.1  General Procedure.. . . . . . . . . . . . . . . . . . . . . . . . . . -6-
4.2  Time and Place. . . . . . . . . . . . . . . . . . . . . . . . . . . . -6-
4.3  Effective Date of Closing.. . . . . . . . . . . . . . . . . . . . . . -6-
4.4  Covenants Regarding Closing.. . . . . . . . . . . . . . . . . . . . . -6-
4.5  Conditions to Obligation of Buyer.. . . . . . . . . . . . . . . . . . -7-
4.6  Conditions to Obligation of Seller. . . . . . . . . . . . . . . . . . -8-
4.7  Specific Items to be Delivered at the Closing.. . . . . . . . . . . . -8-
SECTION 5:     REPRESENTATIONS AND WARRANTIES OF SELLER. . . . . . . . . . -8-
5.1  Organization and Standing.. . . . . . . . . . . . . . . . . . . . . . -9-
5.2  Authority.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -9-
5.3  No Defaults.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . -9-
5.4  Taxes.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -9-
 5.5 No Liens or Encumbrances. . . . . . . . . . . . . . . . . . . . . . . -9-
5.6  Obligations and Liabilities.. . . . . . . . . . . . . . . . . . . . . -9-
 5.7 Representations and Warranties. . . . . . . . . . . . . . . . . . . .-10-

SECTION 6:  REPRESENTATIONS AND WARRANTIES OF BUYER. . . . . . . . . . . .-10-
6.1  Organization and Standing.. . . . . . . . . . . . . . . . . . . . . .-10-
6.2  Corporate Acts and Proceedings. . . . . . . . . . . . . . . . . . . .-10-

SECTION 7:  TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . .-10-
7.1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-10-
7.2  Effect of Termination.. . . . . . . . . . . . . . . . . . . . . . . .-11-
SECTION 8:  INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . .-11-
8.1  Indemnification Covenants of Seller . . . . . . . . . . . . . . . . .-11-
8.2  Indemnification Covenants of Buyer. . . . . . . . . . . . . . . . . .-11-
8.3  Method of Asserting Claims  . . . . . . . . . . . . . . . . . . . . .-11-
8.4  Survival. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-13-
8.5  Limitation on Indemnification Obligations . . . . . . . . . . . . . .-13-

SECTION 9:  CONFIDENTIAL INFORMATION AND RELATED MATTERS . . . . . . . . .-13-
SECTION 10:  EXPENSES. . . . . . . . . . . . . . . . . . . . . . . . . . .-14-

SECTION 11:  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . .-15-
11.1 Incorporation by Reference. . . . . . . . . . . . . . . . . . . . . .-15-
11.2 Parties in Interest.. . . . . . . . . . . . . . . . . . . . . . . . .-15-
11.3 Amendments and Waivers. . . . . . . . . . . . . . . . . . . . . . . .-15-
11.4 Waiver. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-15-
11.5 Governing Law - Construction. . . . . . . . . . . . . . . . . . . . .-15-
11.6 Limitation of Actions.. . . . . . . . . . . . . . . . . . . . . . . .-15-
11.7 Notices.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-16-
11.8 Fax/Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . .-17-
11.9 Captions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-17-
11.10     Severability.. . . . . . . . . . . . . . . . . . . . . . . . . .-17-
11.11     Jurisdiction and Venue.. . . . . . . . . . . . . . . . . . . . .-17-
11.12     Good Faith Cooperation and Additional Documents. . . . . . . . .-17-
11.13     Specific Performance.. . . . . . . . . . . . . . . . . . . . . .-17-
11.14     Assignment.. . . . . . . . . . . . . . . . . . . . . . . . . . .-17-
11.15     Entire Agreement - Amendment.. . . . . . . . . . . . . . . . . .-18-
11.16     Authority to Sign. . . . . . . . . . . . . . . . . . . . . . . .-18-
11.17     Execution of Documents.. . . . . . . . . . . . . . . . . . . . .-18-
11.18     Time.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-18-
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                                   EXHIBITS


Exhibit 2.4(a)(2)   Equipment Leases
Exhibit 2.4(a)(3) American Educational Products, Inc. Assumptions of Contracts and Licenses
Exhibit 3.2(b)      Promissory Note
Exhibit 3.2(c)      Security Agreement
Exhibit 4.5(g) SV Distribution Company Assignment or Consent to Assumption of Commercial Lease Covering Business Premises
Exhibit 5.3 SV Distribution Company Defaults or Breaches of Existing Leases, Contracts, Agreements and Insurance Policies
Exhibit 5.4         SV Distribution Company Exceptions to Timely Filing of
                    Taxes
Exhibit 5.5 Excess Inventories of SV Distribution Company Not Stated at Lowest Cost
Exhibit 5.6         SV Distribution Company Registered Rights and Proprietary
                    Information
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                       ASSET PURCHASE AND SALE AGREEMENT


     THIS AGREEMENT is made and entered into effective this 4th day of August, 1998, by AMERICAN EDUCATIONAL PRODUCTS, INC., a Colorado corporation, (the "Buyer") and SV DISTRIBUTION COMPANY, a Delaware corporation, ("Seller").

                                  WITNESSETH

     WHEREAS, Seller is the owner of certain tangible and intangible properties and assets (the "Assets") used in connection with the distribution of supplemental educational products through the direct mailing of catalogs under the names "Summit Learning" and "Young Explorers" (the "Business"); and

     WHEREAS, Buyer desires to purchase and Seller desires to sell the Assets used in connection with such Business effective as of July 1, 1998 (the "Effective Date"), subject to the terms and conditions hereinbelow set forth.

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained in this Agreement, and other good and valuable consideration, the receipt and adequacy whereof is hereby acknowledged, the parties agree as follows:

SECTION 1:  GENERAL DEFINITIONS

     For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

     1.1 Best Knowledge. "Best Knowledge" shall mean both what a Person knew as well as what the Person should have known had the Person exercised reasonable diligence. When used with respect to a Person other than a natural person, the term "Best Knowledge" shall include matters that are known to the current directors and executive officers of the Person.

     1.2  Effective Date.  "Effective Date" shall mean July 1, 1998.

     1.3 Governmental Authority. "Governmental Authority" shall mean any and all foreign, federal, state or local governments, governmental institutions, public authorities and governmental entities of any nature whatsoever, and any subdivisions or instrumentalities thereof, including, but not limited to, departments, boards, bureaus, commissions, agencies, courts, administrations and panels, and any division or instrumentalities thereof, whether permanent or ad hoc and whether now or hereafter constituted or existing.

     1.4 Governmental Requirement. "Governmental Requirement" shall mean any and all laws (including, but not limited to, applicable common law principles), statutes, ordinances, codes, rules regulations, interpretations, guidelines, directions, orders, judgments, writs, injunctions, decrees, decisions or similar items or pronouncements, promulgated, issued, passed or set forth by any Governmental Authority.

     1.5 Legal Requirements. "Legal Requirements" means applicable common law and any statute, ordinance, code or other laws, rule, regulation, order, technical or other standard, requirement, judgment, or procedure enacted, adopted, promulgated, applied or followed by any governmental authority, including, without limitation, any order, decree, award, verdict, findings of fact, conclusions of law, decision or judgment, whether or not final or appealable, of any court, arbitrator, arbitration board or administrative agency.

     1.6 Management Agreement. "Management Agreement" shall mean the Agreement entered into between Buyer and Seller on July 8, 1998, pursuant to which Buyer has been managing the Business.

     1.7 Person. "Person" shall mean any natural person, any Governmental Authority and any entity the separate existence of which is recognized by any Governmental Authority or Governmental Requirement, including, but not limited to, corporations, partnerships, joint ventures, joint stock companies, trusts, estates, companies and associations, whether organized for profit or otherwise.

     1.8 Section. Unless otherwise stated herein, the term "Section" when used in this Agreement shall refer to the Sections of this Agreement.

     1.9 Taxes. "Tax" and "Taxes" shall mean any and all income, excise, franchise or other taxes and all other charges or fees imposed or collected by any Governmental Authority or pursuant to any Governmental Requirement, and shall also include any and all penalties, interest, deficiencies, assessments and other charges with respect thereto.

SECTION 2:  PURCHASE AND SALE OF ASSETS

     On the terms and subject to the conditions of this Agreement, and in reliance upon the representations and warranties of Seller and Buyer contained in this Agreement:

     2.1 Description of Assets. Buyer agrees to acquire from Seller and Seller agrees to transfer to Buyer, as of the Effective Date, all of the properties and assets, both tangible and intangible, owned by Seller and used by it solely in connection with the operation of the Business under the trade names "Summit Learning" and "Young Explorers," including, without limitation, the following:

          (a) All inventories of the Business of every nature whatsoever, including, but not limited to, finished goods, work in process and raw materials;

          (b) All accounts receivable of the Business of every nature whatsoever, including trade and other receivables, excepting therefrom any and all accounts receivable due and owing from Steck-Vaughn Company and its affiliates;

          (c) Seller's furniture, fixtures, office machinery and equipment and other tangible property used solely in the operation of the Business and located at the premises of the Business in Ft. Collins, Colorado, including, without limitation, all computer systems, hardware and software (excluding therefrom Seller's license to use Lotus Notes software), telephone systems, warehouse assembly, storage, packaging and distribution equipment and fixtures;

          (d) All mailing, client and customer lists used solely in the conduct and operation of the Business, provided, however, that Seller shall retain the right to use such lists in the business of Steck-Vaughn Company and its affiliates;

          (e) All leasehold improvements and fixtures located on the business premises at 825 S.W. Frontage Road, Ft. Collins, Colorado;

          (f) All prepaid expenses of the Business including, without limitation, royalty, contract, catalog expense or lease advances or deposits and other similar types of advances to vendors, suppliers, lessors and others;

          (g) All contracts and licenses used solely in the conduct of the Business and assumed by the Buyer pursuant to Section 2.4, including, without limitation, contracts and licenses with vendors, suppliers, manufacturers, distributors, publishers, programmers, consultants and collaborators; all contracts and licenses for outside art, production and editorial work; all confidentiality, invention and similar contracts with employees and consultants; all contracts with depositories for warehousing and order fulfillment; all printing or manufacturing contracts requiring performance after closing; all sales orders and contracts and all contracts for the distribution of products;

          (h) All of Seller's development assets used solely in the conduct of the Business, including, without limitation, all pre-publication, sales, marketing, advertising and promotional materials, transcripts, catalogs, brochures, mailers, edited works in process, mechanicals, camera copy, flats, plates, intermediate film, final plate-making film, magnetic disks, artwork, photographs and transparencies, and other sales, advertising and promotional materials and rights associated therewith;

          (i) All intangible assets used solely in the conduct of the Business including, without limitation, any and all software, prospects lists, databases, marketing scripts, procedures and practices, copyrights, trademarks, trade names, including registrations thereof and applications for registration thereof, and all patents and patent application for any and all of the foregoing;

          (j)  All goodwill associated with the Business; and

          (k) The telephone numbers of Seller, including, without limitation, all "800" numbers used solely in the conduct of the Business.

     2.2 Excluded Assets. The following assets owned by Seller and used in the conduct of the Business shall not be included in the properties and Assets to be purchased by Buyer from Seller on the Closing Date:

          (a) All business and accounting records of Seller pertaining to the Business, except as specified above; provided, however, that Purchaser shall have reasonable access and opportunity to make copies of any such records that may be necessary for the continuing conduct of the Business by Purchaser; and

          (b)  Cash and cash equivalents as of the Effective Date.

          (c)  The assets excluded under Sections 2.1(b) and (c).

     2.3  Allocation of Purchase Price.  The Purchase Price as defined in
Section 3 hereof shall be allocated among the Assets purchased as set forth in this Section 2.3. The allocation shall be binding on the parties in accordance with Section 1060 of the Code for all purposes, including without limitation, the appropriate tax treatment to be accorded to the transactions contemplated by this Agreement. The Purchase Price shall be allocated to accounts receivable and inventory as determined in Section 3.1.

     2.4 No Assumption of Liabilities. Except as expressly provided for in this Section 2.4, Buyer will acquire the Assets free and clear of all claims, liens or liabilities of Seller and shall have no obligation to pay or otherwise discharge any obligation or liability of Seller incurred in connection with its operation of the Business or otherwise; and Seller agrees to indemnify and hold harmless Buyer with respect to any claim, damage or liability for such obligations. Notwithstanding the forgoing provisions, Buyer shall assume and agree to pay the following obligations of Seller incurred in connection with the operation of the Business:

          (a) Any obligations incurred after the Effective Date by virtue of the assignment by Seller to Buyer of certain contracts and other agreements associated with the operation of the Business; provided, however, that such obligations arise from operations conducted by Buyer after the Effective Date. Those contracts and agreements consist exclusively of:

               1. The premises lease covering the facility located at 825 S.W. Frontage Road, Ft. Collins, Colorado, subject to the agreed upon extension of the term to March 31, 1999;

               2.   Equipment leases set forth on Exhibit 2.4(a)(2) hereto;

               3. Contracts and licenses set forth on Exhibit 2.4(a)(3) hereto.

          (b) Seller's accounts payable due and owing to Scott Resources, Inc. in the amount of $55,845.11.

          (c) Any obligation of Seller which may arise in connection with the use of any trademark or trade name included in the Assets and assigned to Buyer.

          (d) Buyer agrees to reimburse Seller after the Closing for all payroll and employee related costs and expenses (except those expenses associated with any retirement benefits plans of Seller and its affiliates which are not retained by Seller's employees after the Closing Date) of the Business from and after the Effective Date.

     2.5 Labor Matters. It is expressly understood and agreed that Buyer is not assuming any union contracts, pension liabilities, workman's compensation commitments or employee obligations of Seller up to the Effective Date, and all such matters shall be and remain Seller's sole responsibility and obligation. Notwithstanding the foregoing, it is agreed that Buyer shall offer employment to all employees of Seller employed at Seller's Ft. Collins, Colorado facilities. Buyer shall be solely responsible for any and all employee obligations of Buyer incurred in connection with the operation of the Business on or after the Effective Date.

     2.6 Taxes and Other Costs. All transfer and conveyance taxes related to the sale shall be payable by Buyer.

SECTION 3.     PURCHASE PRICE

     3.1 The Purchase Price for the Assets (the "Purchase Price") shall be the sum of (i) ninety-five percent (95%) of Sellers' net carrying value of Seller's accounts receivable as of June 30, 1998, plus (ii) eighty-five percent (85%) of the net carrying value of Seller's inventory as of June 30, 1998, after deducting the sum of (a) the inventory not in "current catalogs,"
(b) excess inventory and (c) damaged product not included in category (a) or
(b) and not in saleable condition as determined by the Buyer, subject to Seller's right of review, within sixty (60) days of Closing. For the purposes of this Agreement, "current catalogs" shall mean the 1997 Fall Young Explorers catalog and any catalog distributed by Seller in 1998; and "excess inventory" shall mean inventory in excess of a twelve (12) month supply computed on the basis of total aggregate sales for the preceding twelve (12) months. Based upon Seller's unaudited financial information, it is agreed that the Purchase Price as of the Closing shall be One Million Six Hundred Twenty-One Thousand Seven Hundred Forty-Three Dollars ($1,621,743). It is further agreed that the determination of the Purchase Price and the principal balance due and owing under the Promissory Note provided for in Section 3.2(b) below shall be subject to adjustments based upon the audit of the Business that will be conducted by the Buyer, at Buyer's sole cost and expense, within sixty (60) days following the Closing. It is agreed that any modification to the Purchase Price resulting from the completion of the audit will be effected by letter agreement duly executed on behalf of Buyer and Seller within ten (10) days following completion of the audit.

     3.2 The Purchase Price to be paid by Buyer to Seller for the Assets shall be paid in the following manner:

          (a) The sum of Three Hundred Thousand Dollars ($300,000) shall be payable in cash, certified funds or wire transfer at the time of Closing;

          (b) Buyer shall deliver its promissory note for the balance of the Purchase Price which shall accrue interest at the rate of eight and one-half percent (8 1/2%) per annum. The Promissory Note shall be payable in monthly principal installments of One Hundred Twenty-Five Thousand Dollars ($125,000) each which, together with interest thereon, shall be payable commencing August 1, 1998 and shall continue on or before the first day of each month thereafter until July 1, 1999, when the entire outstanding principal balance thereon, together with any accrued and unpaid interest, shall be due and payable in full (the "Maturity Date"). The Promissory Note shall be substantially in the form of 3.2(b) hereto. The Buyer shall have the right, but not the obligation, to prepay the entire principal balance and any accrued but unpaid interest at any time without penalty. Further, the entire outstanding principal balance, together with accrued and unpaid interest, due and owing under the Promissory Note shall be subject to mandatory pre-payment in the event (i) Buyer completes an offering of its equity securities of not less than Three Million Dollars ($3,000,000) in gross proceeds or (ii) Buyer exercises its redemption option under its issued and outstanding Warrants which are traded on the over-the-counter market and quoted on the NASDAQ Small Cap Market under the symbol"AMEPW."

          (c) The obligation of the Buyer to pay all sums due and owing under the Promissory Note shall be secured by a security interest in the inventory and accounts receivable of the Business pursuant to a Security Agreement in the form of Exhibit 3.2(c) hereto.

          (d) At any time on or before January 31, 1999, Buyer shall have the right to return to Seller any inventory purchased by the Business prior to the Closing Date from Seller, or any affiliate of Seller. In the event Buyer exercises its right to return any or all of such Seller inventory, Buyer shall be entitled to a credit against the unpaid principal amount due and owing under the Promissory Note in an amount equal to eighty-five percent (85%) of the carrying value of such inventory.

SECTION 4:  CLOSING

     4.1 General Procedure. At the Closing each party shall deliver such documents, instruments and materials as may be reasonably required in order to effectuate the intent and provisions of this Agreement, and all such documents, instruments and materials shall be satisfactory in form and substance to counsel for the other parties.

     4.2 Time and Place. The Closing shall take place on August 4, 1998 or on such later date and at such place and in such manner as the Buyer and Seller may agree, following the satisfaction or waiver of all conditions precedent set forth in Sections 4.5 and 4.6.

     4.3 Effective Date of Closing. Notwithstanding the actual time and place of Closing, the parties stipulate and agree that the Effective Date of the sale and purchase of the Assets shall be July 1, 1998.

     4.4 Covenants Regarding Closing. Buyer and Seller hereby covenant and agree that they shall (i) use reasonable efforts to cause each of their respective Exhibits to be prepared and exchanged with the other party, and its legal counsel, within ten (10) business days following the execution of this Agreement, except to the extent the express terms of this Agreement provide for a different time period for such delivery to be accomplished, (ii) use reasonable efforts to cause all of their respective representations and warranties set forth in this Agreement, and Exhibits hereto, to be true on and as of the Closing, (iii) use reasonable efforts to cause all of their respective obligations that are to be fulfilled on or prior to the Closing to be so fulfilled, (iv) use reasonable efforts to cause all conditions to the Closing set forth in this Agreement to be satisfied on or prior to the Closing, and (v) use reasonable efforts to deliver to each other at the Closing the certificates, updated lists, notices, consents, authorizations, approvals, agreements, transfer documents, receipts and amendments contemplated hereby (with such additions or exceptions to such items as are necessary to make the statements set forth in such items accurate and acceptable, provided that if any such additions or exceptions cause any of the conditions to a party's obligations hereunder as set forth hereinbelow not to be fulfilled, such additions and exceptions shall in no way limit the rights of the other party hereunder to terminate this Agreement or refuse to consummate the transactions contemplated hereby).

     4.5 Conditions to Obligation of Buyer. The obligation of Buyer to complete the purchase of the Assets on the Closing date on the terms set forth in this Agreement is, at the option of Buyer, subject to the satisfaction or waiver by Buyer of each of the following conditions:

          (a) Accuracy of Representations and Warranties. The representations and warranties made by Seller in this Agreement shall be correct in all material respects on and as of the Closing date with the same force and effect as though such representations and warranties had been made on the Closing date.

          (b) Compliance with Covenants. All covenants which Seller is required to perform or comply with on or before the Closing date shall have been fully complied with or performed in all material respects.

          (c) Corporate Approvals. The Board of Directors of the Seller shall have approved and ratified, if necessary, this Agreement and shall, if necessary, have authorized the appropriate officers of the Seller to execute same and fully perform its terms.

          (d) Consents and Approvals. To the extent that any material lease, mortgage, deed of trust, contract or agreement to which Seller is a party shall require the consent of any person to the purchase and sale of the Assets or any other transaction provided for herein, such consent shall have been obtained; provided, however, that the Seller shall not make, as a condition for the obtaining of any such consent, any agreements or undertakings not approved in writing by Buyer to the extent that such condition otherwise has an effect on Buyer.

          (e) No Governmental Actions. No action or proceeding before any Governmental Authority shall have been instituted or threatened to restrain or prohibit the transactions contemplated by this Agreement, and the Buyer and Seller shall have delivered to each other certificates dated as of the Closing and executed by such parties, stating that to their Best Knowledge, no such items exist. No Governmental Authority shall have taken any other action as a result of which the management of any of the Buyer and Seller, in its sole discretion, reasonably deems it inadvisable to proceed with the transactions contemplated by this Agreement.

          (f) Other Documents. Seller shall have delivered or caused to be delivered all other documents, agreements, resolutions, certificates or declarations as Buyer or its attorneys may have reasonably requested.

          (g) Lease. Buyer shall have obtained an assignment or consent to assumption of the Commercial Lease covering the Business premises, substantially in the form of Exhibit 4.5(g) hereto.

     4.6 Conditions to Obligation of Seller. The obligations of Seller to complete the Sale of Assets on the Closing date on the terms set forth in this Agreement is, at the option of Seller subject to the satisfaction or waiver by Seller of each of the following conditions:

          (a) Corporate Approvals. Buyer shall have approved and ratified this Agreement and shall have authorized the appropriate parties to execute same and fully perform its terms.

          (b) Consents and Approvals. To the extent that any material lease, mortgage, deed of trust, contract or agreement to which Seller is a party shall require the consent of any person to the purchase and sale of Assets or any other transaction provided for herein, such consent shall have been obtained; provided, however, that Seller shall not make, as a condition for the obtaining of any such consent, any agreements or undertakings not approved in writing by Buyer to the extent that such condition otherwise has an effect on the Seller or Buyer.

     4.7 Specific Items to be Delivered at the Closing. The parties shall deliver the following items to the appropriate party at the Closing of the transactions contemplated by this Agreement.

          (a) To be delivered by Seller (in duplicate original): Bills of Sale, or other documents of conveyance, in form satisfactory to Buyer and its legal counsel, conveying the Assets to Buyer free and clear of all claims, liens or encumbrances and containing general warranties with respect to title.

          (b)  To be delivered by Buyer (in duplicate original):

               (i) Cash or certified funds payable to Seller in the amount of Three Hundred Thousand Dollars ($300,000);

               (ii) Promissory Note substantially in the form of Exhibit
                    3.2(b) hereto;

               (iii)     Security Agreement in the form of Exhibit 3.2(c);

               (iv) First payment of One Hundred Twenty-Five Thousand Dollars
                    ($125,000) plus interest under the Promissory Note; and

               (v) Copy of corporate resolution certified by Buyer's Secretary authorizing the execution of this Agreement and the consummation by Buyer of the transactions contemplated by this Agreement.

          (c) At the Closing, the Management Agreement shall terminate ab initio.

SECTION 5:     REPRESENTATIONS AND WARRANTIES OF SELLER

     As a material inducement to Buyer to enter into this Agreement and with the understanding and expectations that Buyer will be relying thereon in consummating the transactions contemplated hereunder, Seller (hereinafter referred to as the "Corporation" for the purposes of this Section 5 only), hereby represents and warrants as follows:

     5.1 Organization and Standing. Seller is a Corporation duly organized, validly existing and in good standing under the laws of the State of Delaware qualified to do business in the State of Colorado and has all requisite power and authority to own its assets and properties and to carry on its business as it is now being conducted.

     5.2 Authority. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by Seller with any on the provisions hereof will:

          (a) conflict with or result in a breach of any provision of its Certificate of Incorporation or Bylaws;

          (b) result in a default (or give rise to any right of termination, cancellation, or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Seller is a party, or by which any of its properties or assets which are material to the Business may be bound except for such default (or right of termination, cancellation, or acceleration) as to which requisite waivers or consents shall either have been obtained by Seller prior to the Closing Date or the obtaining of which shall have been waived by Buyer; or

          (c) violate any order, writ, injunction, decree or, to Seller's Best Knowledge, any statute, rule or regulation applicable to Seller or any of its properties or assets. No consent or approval by any governmental authority is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby, except for possible notice under plant closing laws.

     5.3 No Defaults. Except as set forth on the attached Exhibit 5.3, each of the leases, contracts, agreements and insurance policies to which Seller is a party and which will be assumed by Buyer is in full force and effect as of the date hereof with no material defaults existing thereunder.

     5.4 Taxes. Except as set forth in Exhibit 5.4, the Seller has filed (or has obtained extensions for filing) all income, excise, sales, corporate franchise, property, payroll and other tax returns or reports required to be filed by it, as of the date hereof by the United States of America, any state or other political subdivision thereof or any foreign country and has paid all Taxes or assessments relating to the time periods covered by such returns or reports.

     5.5 No Liens or Encumbrances. The Seller has good and marketable title to all of the Assets, tangible and intangible, employed in the operation of the Business, free of any mortgages, security interests, pledges, easements or encumbrances of any kind whatsoever, except for such property and assets as may be leased by the Seller.

     5.6 Obligations and Liabilities. All of the Assets to be transferred and conveyed to Buyer pursuant to this Agreement shall, on the Closing Date, be free and clear of any claim, lien, encumbrance or any liability of Seller of whatsoever kind or description. Except as provided in Sections 2.4 and 2.5 and under no circumstance shall Buyer be liable or obligated to pay, discharge or otherwise satisfy any indebtedness, liability or obligation of Seller, whether incurred in connection with the operation of the Business or otherwise; and Seller, for itself, successors and assigns, agrees to indemnify and hold harmless Buyer, its successors and assigns, from any such liability or obligation.

     5.7 Representations and Warranties. The representations and warranties contained in this Agreement shall be true on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date. Such representations and warranties shall survive the Closing Date and shall remain operative in full force and effect for the period of time set forth in Section 11.8 hereof regardless of any investigation at any time made by or on behalf of Buyer and shall not be deemed merged in any document or instruction so executed and/or delivered by Buyer or the Seller.

SECTION 6:  REPRESENTATIONS AND WARRANTIES OF BUYER

     6.1 Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has all requisite corporate power and authority to own its assets and properties and to carry on its business as it is now being conducted.

     6.2 Corporate Acts and Proceedings. This Agreement has been duly authorized by all necessary corporate action on behalf of Buyer, has been duly executed and delivered by authorized officers of Buyer, and is a valid and binding Agreement on the part of Buyer that is enforceable against Buyer in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors' rights generally and to judicial limitations on the enforcement of the remedy of specific performance and other equitable remedies.

SECTION 7:  TERMINATION

     7.1  This Agreement may be terminated and abandoned solely as follows:

          (a) At any time until the Closing Date by the mutual agreement of the Seller and Buyer.

          (b) By either Buyer or Seller, if for any reason the parties have failed to close this Agreement on or before August 7, 1998, provided that neither Buyer nor Seller is then in default thereunder.

          In the event of any termination pursuant to this Section 7.1 (other than pursuant to subparagraph 7.1(a), written notice setting forth the reasons therefor shall forthwith be given by Seller, if it is the terminating party, to Buyer, or by Buyer, if it is the terminating party, to the Seller.

     7.2 Effect of Termination. If the sale and purchase of Assets is terminated and abandoned as provided for in this Section, this Agreement shall forthwith become wholly void and of no effect without liability to any party to this Agreement except for breach of this Agreement.

SECTION 8:  INDEMNIFICATION

     8.1 Indemnification Covenants of Seller. Subject to the limitations set forth in this Section 8, the Seller shall defend, indemnify, save and keep harmless the Buyer and its affiliates, directors, officers, agents or representatives and their respective successors and permitted assigns (the "Buyer Indemnitees"), against and from all liability, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses, including reasonable attorneys' fees (collectively the "Damages") sustained or incurred by any of the Buyer Indemnitees as a result of or arising out of or relating to:

          (a) Any inaccuracy in a representation or breach of a warranty made by the Seller in this Agreement or in any document or instrument delivered to the Buyer in connection with this Agreement; or

          (b) The failure of the Seller to comply with, or the breach by the Seller of, any of the covenants contained in this Agreement or in any document or instrument delivered to the Buyer in connection with this Agreement, to be performed by the Seller; or

          (c) Any liability now or subsequently existing arising out of or in connection with the Business relating to periods prior to the Effective Date, except to the extent that any such liability is expressly assumed by the Buyer pursuant to this Agreement.

     8.2 Indemnification Covenants of Buyer. Subject to the limitations set forth in this Section 8, the Buyer shall defend, indemnify, save and keep harmless the Seller and its affiliates, directors, officers, agents or representatives and their respective successors and permitted assigns (the "Seller Indemnitees"), against and from all Damages sustained or incurred by any of the Seller Indemnitees as a result of or arising out of or relating to:

          (a) Any inaccuracy in a representation or breach of a warranty made by the Buyer in this Agreement or in any document or instrument delivered to the Seller in connection with this Agreement; or

          (b) The failure of the Buyer to comply with, or the breach by the Buyer of, any of the covenants contained in this Agreement or in any document or instrument delivered to the Seller in connection with this Agreement, to be performed by the Buyer; or

          (c) Any liability now or subsequently existing arising out of or in connection with the Business, solely to the extent that such liabilities and/or obligations relate to the acts or omissions of the Buyer subsequent to the Effective Date; except to the extent that any such liability is expressly retained by the Seller pursuant to this Agreement.

     8.3  Method of Asserting Claims.

          (a) For purposes of this Section 8.3, the following terms shall be defined as follows:

          (b)  "Claims" shall mean all claims asserted pursuant to this
               Section 8, whether or not arising as a result of a Third Party Claim.

          (c) "Indemnified Person" shall mean any Buyer Indemnitee or any Seller Indemnitee, as the context requires.

          (d) "Indemnifying Person" shall mean any person obligated to indemnify an Indemnified Person pursuant to this Section 8, as the context requires.

          (e) "Third Party Claims" shall mean any Claim asserted by any person not a party to this Agreement (including without limitation any governmental authority), asserting that an Indemnified Person is liable for monetary or other obligations which may constitute or result in Damages for which such Indemnified Person may be entitled to indemnification pursuant to this Section 8.

          (f) All Claims shall be made in writing and shall set forth with reasonable specificity the facts and circumstances of the Claim, as well as the basis upon which indemnification pursuant to this Section 8 is sought. Notwithstanding the foregoing, no delay or failure by any Indemnified Person to provide notification of any Claim shall preclude any Indemnified Person from recovering for Damages pursuant to this Section 8, except to the extent that such delay or failure materially compromises the rights of any Indemnifying Person under this Section 8.

          (g) Within ten (10) days after receipt by an Indemnifying Person of any notification of a Claim, the Indemnifying Person may, upon written notice thereof to the Indemnified Person, assume (at the Indemnifying Person's expense) control of the defense of such action, suit or proceeding with counsel reasonably satisfactory to the Indemnified Person, provided the Indemnifying Person acknowledges in writing to the Indemnified Person that any Damages that may be assessed against the Indemnified Person in connection with such action, suit or proceeding constitute Damages for which the Indemnified Person shall be entitled to indemnification pursuant to this Section
               8. If the Indemnifying Person does not so assume control of such defense, the Indemnified Person shall control such defense, but in so doing shall not waive or limit its right to recover under this Section 8 for any Damages that may be assessed against the Indemnified Person in connection with such action, suit or proceeding. The party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Person assumes control of such defense, and the Indemnified Person has been advised in writing by outside legal counsel that under the applicable standards of professional conduct, the Indemnifying Person and the Indemnified Person may not be represented by the same counsel with respect to such action, suit or proceeding, the reasonable fees and expenses of one law firm for the Indemnified Person shall be paid by the Indemnifying Person. The party controlling such defense shall keep the other party advised of the status of such action, suit or proceeding and the defense thereof and shall consider in good faith recommendations made by the other party with respect thereto. The Indemnified Person shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnifying Person, which (with respect to an action, suit or proceeding as to which the Indemnifying Person has not elected to assume control of the defense) shall not be unreasonably withheld. The Indemnifying Person shall not agree to any settlement of such action, suit or proceeding without the prior written consent of the Indemnified Person, which shall not be unreasonably withheld so long as the settlement includes a complete release of the Indemnified Person from all liability and does not contain or contemplate any payment by, or injunctive or other equitable relief binding upon, the Indemnified Person.

     8.4 Survival. The representations, warranties, covenants, agreements and indemnities of the parties set forth in this Agreement shall survive the Closing and the consummation of the transactions contemplated hereby and shall continue until the first anniversary of the date hereof. If a notice is properly given with respect to a Claim prior to the expiration of the relevant survival period set forth in this Section 8.4, then notwithstanding such expiration, the representation, warranty, covenant, agreement or indemnity applicable to such Claim shall survive until, but only for purposes of, the resolution of such Claim.

     8.5 Limitation on Indemnification Obligations. The Seller shall not be obligated to make any payments under this Section 8 until the amount of Damages incurred by the Buyer Indemnitees exceeds One Hundred Thousand Dollars ($100,000), and shall then be responsible to make payments under this Section 8 in excess of that amount only up to the amount of the Purchase Price.

SECTION 9:  CONFIDENTIAL INFORMATION AND RELATED MATTERS

     9.1 Each of the Buyer and Seller recognizes and acknowledges that it has and will have access to certain non-public information of the other which shall be deemed the confidential information of the other party that is included in the Assets (including, but not limited to, business plans, costs, trade secrets, licenses, research projects, profits, markets, sales, customer lists, strategies, plans for future development, financial information and any other information of a similar nature) that after the consummation of the transactions contemplated hereby will be valuable, special and unique property of the Buyer. Information shall not be deemed Confidential Information and afforded the protections of this Section 9 if, on the Closing Date, such information has been (i) developed by the receiving party independently of the disclosing party, (ii) rightfully obtained without restriction by the receiving party from a third party, provided that the third party had full legal authority to possess and disclose such information, (iii) publicly available other than through the fault or negligence of the receiving party,
(iv) released without restriction by the disclosing party to anyone, including the United States government, or (v) properly and lawfully known to the receiving party at the time of its disclosure, as evidenced by written documentation conclusively established to have been in the possession of the receiving party on the date of such disclosure. Each of the Companies agrees that they will not disclose, and that they will use their best efforts to prevent disclosure by any other Person of, any such confidential information to any Person for any purpose or reason whatsoever, except to authorized representatives of the Companies. Notwithstanding, a party may use and disclose any such confidential information to the extent that a party may become compelled by Legal Requirements to disclose any such information; provided, however, that such party shall use all reasonable efforts and shall have afforded the other Companies the opportunity to obtain an appropriate protective order or other satisfactory assurance of confidential treatment for any such information compelled to be disclosed. In the event of termination of this Agreement, each party shall use all reasonable efforts to cause to be delivered to the other parties, and to retain no copies of, any documents, work papers and other materials obtained by such party or on such party's behalf during the conduct of the matters provided for in this Agreement, whether so obtained before or after the execution hereof. Each of the Companies recognizes and agrees that violation of any of the agreements contained in this Section 9 will cause irreparable damage or injury to the Companies, the exact amount of which may be impossible to ascertain, and that, for such reason, among others, the Companies shall be entitled to an injunction, without the necessity of posting bond therefor, restraining any further violation of such agreements. Such rights to any injunction shall be in addition to, and not in limitation of, any other rights and remedies the Companies may have against each other.

     9.2 Seller further covenants with Buyer that all information concerning the customers, clients, contracts, mailing lists and business of Summit Learning is confidential information, is being acquired by Buyer and will be treated by Seller as such, and that Seller will not hereafter, directly or indirectly, make use of such information or divulge any such information nor reveal any customer or mailing lists or other confidential information to any other person except as provided for herein. The foregoing restrictions on disclosure of information shall not include (i) information that has properly come into the public domain, (ii) information learned by Seller from a third party without an obligation of confidentiality or (iii) information gained or learned by Seller independent of and subsequent to the closing of the transactions covered by this Agreement.

     9.3 Notwithstanding the provisions of this Agreement to the contrary, it is agreed that after the Closing Seller shall have the right to utilize the 1997 Fall Young Explorers mailing list solely to offer Steck-Vaughn print products to consumers that are not competitive with products distributed by the Business through a direct-mail catalog.

     9.4 In consideration of the transactions provided for or contemplated by this Agreement, Seller acknowledges and agrees that Buyer shall be released and forever discharged from any further duty, obligation or undertaking to comply with the covenants and restrictions contained in that certain Non-Competition Agreement dated as of December 20, 1995 (the "1995 Non-Compete"), between and among American Educational Products, Inc., Summit Learning, Inc. and Steck-Vaughn Publishing Corporation. It is expressly understood and agreed that the terms and provisions of this Agreement shall for all purposes be deemed to supercede the 1995 Non-Compete, which shall be deemed null, void and un-enforceable for all purposes.

SECTION 10:  EXPENSES

     10.1 Each of the parties will pay all costs and expenses of its or his performance and compliance with this Agreement. Notwithstanding the foregoing, if the Agreement is not consummated by reason of a default of one of the Companies, then the expenses of each of the Companies in connection with the transaction contemplated herein shall be paid by such defaulting Company.

     10.2 Seller and Buyer each covenant and agree that they have not engaged the services of any broker or finder in connection with the transactions provided for herein and that no brokers' or finders' fees are payable hereunder.

SECTION 11:  MISCELLANEOUS

     11.1 Incorporation by Reference. All appendices to this Agreement and all documents delivered pursuant to or referred to in this Agreement are herein incorporated by reference and made a part hereof.

     11.2 Parties in Interest. Nothing in this Agreement, whether express or implied, is intended to, or shall, confer any rights or remedies under, or by reason of, this Agreement, on any person other than the parties hereto and their respective and proper successors and assigns. Nor shall anything in this Agreement act to relieve or discharge the obligation or liability of any third persons to any party to this Agreement.

     11.3 Amendments and Waivers.   This Agreement may not be amended, nor may
compliance with any term, covenant, agreement, condition or provision set forth herein be waived (either generally or in a particular instance and either retroactively or prospectively) unless such amendment or waiver is agreed to in writing by all parties hereto.

     11.4 Waiver. No waiver of any breach of any one of the agreements, terms, conditions, or covenants of this Agreement by the parties shall be deemed to imply or constitute a waiver of any other agreement, term, condition, or covenant of this Agreement. The failure of any party to insist on strict performance of any agreement, term, condition, or covenant, herein set forth, shall not constitute or be construed as a waiver of the rights of either or the other thereafter to enforce any other default of such agreement, term, condition, or covenant; neither shall such failure to insist upon strict performance be deemed sufficient grounds to enable either party hereto to forego or subvert or otherwise disregard any other agreement, term, condition, or covenants of this Agreement.

     11.5 Governing Law - Construction. This Agreement, and the rights and obligations of the respective parties, shall be governed by and construed in accordance with the laws of the State of Colorado, excluding conflict of law provisions which would act to apply the laws of another state.
Notwithstanding the preceding sentence, it is acknowledged that each party hereto is being represented by, or has waived the right to be represented by, independent counsel. Accordingly, the parties expressly agree that no provision of this Agreement shall be construed against any party on the ground that the party or its counsel drafted the provision. Nor may any provision of this Agreement be construed against any party on the grounds that party caused the provision to be present.

     11.6 Limitation of Actions. No action may be brought by any party to this Agreement to enforce any covenant made by any party hereto or to seek damages or equitable relief arising from any claimed breach or nonperformance of a covenant, representation, warranty or other performance provided for herein unless such action is commenced within one (1) year of the date of Closing. The parties hereto agree to be bound by the aforesaid limitation of actions notwithstanding the provisions of any applicable statutory limitation of actions to the contrary.

     11.7 Notices. Any notice, communication, offer, acceptance, request, consent, reply, or advice (herein severally and collectively, for convenience, called "Notice"), in this Agreement provided or permitted to be given, served, made, or accepted by any party or person to any other party or parties, person or persons, hereunder must be in writing, addressed to the party to be notified at the address set forth below, or such other address as to which one party notifies the other in writing pursuant to the terms of this Section, and must be served by (1) telefax or other similar electronic method, or (2) depositing the same in the United States mail, certified, return receipt requested and postage paid to the party or parties, person or persons to be notified or entitled to receive same, or (3) delivering the same in person to such party.

     Notice shall be deemed to have been given immediately when sent by telefax or other electronic method and seventy-two hours after being deposited in the United States mail, or when personally delivered in the manner hereinabove described. Notice provided in any manner not specified above shall be effective only if and when received by the party or parties, person or persons to be, or provided to be notified.

     All notices, requests, demands and other communications required or permitted under this Agreement shall be addressed as set forth below:

          If Buyer, to:       American Educational Products, Inc.
                              6550 Gunpark Drive, Suite 200
                              Boulder, Colorado 80301

          With copy to:       Clifford L. Neuman, Esq.
                              Neuman, Drennen & Stone, LLC
                              1507 Pine Street
                              Boulder, Colorado  80302

          If Seller, to:      Todd Wehner, CFO
                              Steck-Vaughn Company
                              4515 Seton Center Parkway, Suite 300
                              Austin, Texas 78759

          With copies to:     Paul Gibbons, Vice President and Treasurer
                              Harcourt General, Inc.
                              27 Boylston Street
                              Chestnut Hill, Massachusetts 02167

                              and

                              Eric P. Geller, Senior Vice President and
                                General Counsel
                              Harcourt General, Inc.
                              27 Boylston Street
                              Chestnut Hill, Massachusetts 02167

Any party receiving a facsimile transmission shall be entitled to rely upon a facsimile transmission to the same extent as if it were an original. Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section for the giving of notice.

     11.8 Fax/Counterparts. This Agreement may be executed by telex, telecopy or other facsimile transmission, and such facsimile transmission shall be valid and binding to the same extent as if it were an original. Further, this Agreement may be signed in one or more counterparts, all of which when taken together shall constitute the same documents. For all evidentiary purposes, any one complete counter set of this Agreement shall be considered an original.

     11.9 Captions. The caption and heading of various sections and paragraphs of this Agreement are for convenience only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

     11.10 Severability. Wherever there is any conflict between any provision of this Agreement and any statute, law, regulation or judicial precedent, the latter shall prevail, but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law. In the event that any part, section, paragraph or clause of this Agreement shall be held by a court of proper jurisdiction to be invalid or unenforceable, the entire Agreement shall not fail on account thereof, but the balance of the Agreement shall continue in full force and effect unless such construction would clearly be contrary to the intention of the parties or would result in unconscionable injustice.

     11.11 Jurisdiction and Venue. Jurisdiction over any action, proceeding or arbitration shall be proper only if filed and maintained in Colorado, and venue shall be proper therefor only in the County of Boulder as to state court proceedings or the District Court for the District of Colorado as to federal court proceedings.

     11.12 Good Faith Cooperation and Additional Documents. The parties shall use their reasonable good faith efforts to fulfill all of the conditions set forth in this Agreement over which it has control or influence. Each party covenants and agrees to cooperate in good faith and to enter into and deliver such other documents and papers as the other party reasonably shall require in order to consummate the transactions contemplated hereby, provided in each instance, any such document is in form and substance approved by the parties and their respective legal counsel.

     11.13     Specific Performance.  The obligations of the parties under
Section 9 are unique. If either party should default in its obligations under said section(s), the parties each acknowledge that it would be extremely difficult and impracticable to measure the resulting damages; accordingly, the non-defaulting party, in addition to any other available rights and remedies, may sue in equity for injunction (mandatory or prohibitive) or specific performance (all without the need to post a bond or undertaking of any nature), and the parties each expressly waive the defense that a remedy at law in damages is adequate.

     11.14 Assignment. Neither party may directly or indirectly assign or delegate, by operation of law or otherwise, all or any portion of its/their/his rights, obligations or liabilities under this Agreement without the prior written consent of all other parties, which consent may be withheld in their respective sole and absolute discretion.

     11.15 Entire Agreement - Amendment. For purposes of this Section, the term "Agreement" shall include this Agreement and the Exhibits and other documents attached hereto. This Agreement, and other documents delivered pursuant to this Agreement, contain all of the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, letters of intent, representations, warranties, disclosures, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting that subject matter.

     11.16 Authority to Sign. Each of the persons signing below of any party hereby represents and warrants that s/he or it is signing with full and complete authority to bind the party on whose behalf of whom s/he or it is signing, to each and every term of this Agreement.

     11.17 Execution of Documents. The parties hereto agree to execute and deliver any and all other documents necessary and convenient to effectuate the exchange of stock herein provided for, and Seller as an inducing condition, represent that it has the authority to enter into this Agreement and to make the foregoing commitments for itself.

     11.18 Time. Time is of the essence of this Agreement and each of its provisions.

     IN WITNESS WHEREOF, the parties have signed the Agreement the date and year first above written.

                                   SV DISTRIBUTION COMPANY,
ATTEST:                            a Delaware corporation



/s/ Susan Myers                    By:  /s/ Todd Wehner
--------------------------              -----------------------------------
Secretary                               Todd Wehner, Controller/CFO

                                   AMERICAN EDUCATIONAL PRODUCTS, INC.
ATTEST:                            a Colorado corporation



/s/ Frank Jennings                 By:  /s/ Clifford C. Thygesen
---------------------------             -----------------------------------
Secretary                               Clifford C. Thygesen,  President